VENABLE® LLP
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Telephone 703-760-1600
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www.venable.com

Elizabeth R. Hughes (703) 760-1649 erhughes@venable.com

05005665

January 31, 2005

82-34813

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
Attention: Ms. Mary Cascio

SUPPL

RECEIVED
2005 JAN 31 P 3:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Pharmaxis Ltd – Rule 12g3-2 Exemption

Dear Ms. Cascio:

In connection with our Rule 12g3-2 exemption and as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, enclosed please find the following recent filing of Pharmaxis Ltd made with the Australian Stock Exchange:

1. Quarterly report for entities admitted on the basis of commitments (Appendix 4C) (filed January 31, 2005).

Should you have any questions or comments, please do not hesitate to contact me.

Yours truly,

Beth Hughes / fwb

Elizabeth R. Hughes

dlw 2/9

Enclosures

cc: David McGarvey

PROCESSED
FEB 0 9 2005
THOMSON FINANCIAL

DC1/191648v1

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Pharmaxis Ltd

ABN	Quarter ended ("current quarter")
75 082 811 630	31 December 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from research grants		125	560
1.2	Payments for	(a) staff costs	(742)	(1,588)
		(b) advertising and marketing	-	-
		(c) research and development	(1,760))	(3,218)
		(d) leased assets	(6)	(6)
		(e) other working capital	(747)	(1,243)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		390	711
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(2,740)	(4,784)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(2,740)	(4,784)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(3)	(27)
	(d) physical non-current assets	(310)	(561)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(313)	(588)
1.14	**Total operating and investing cash flows**	(3,053)	(5,372)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	18,981	19,015
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	18,981	19,015
	Net increase (decrease) in cash held	15,928	13,643
1.21	Cash at beginning of quarter/year to date	22,932	25,217
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	38,860	38,860

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	$48
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Payments represent directors fees for the quarter

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	307	97
4.2 Deposits at call	899	730
4.3 Bank overdraft		
4.4 Other (bank accepted commercial bills)	37,654	22,105
Total: cash at end of quarter (item 1.22)	38,860	22,932

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Nil	Nil
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: Date: ...31 January 2005......

(Company secretary)

Print name: ...David McGarvey................

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.